EXHIBIT 21

LIST OF SUBSIDIARIES OF THE COMPANY

	COMPANY NAME	STATE OF INCORPORATION/ORGANIZATION
1.	Eddy Potash, Inc.	Mississippi
2.	MissChem (Barbados) SRL	Barbados Society With Restricted Liability
3.	MissChem Nitrogen, L.L.C.	Delaware
4.	MissChem Trinidad Limited	The Republic of Trinidad and Tobago
5.	Mississippi Chemical Company, L.P.	Delaware
6.	Mississippi Chemical Holdings, Inc.	British Virgin Islands
7.	Mississippi Chemical Management Company	Delaware
8.	Mississippi Nitrogen, Inc.	Delaware
9.	Mississippi Phosphates Corporation	Delaware
10.	Mississippi Potash, Inc.	Mississippi
11.	Triad Nitrogen, L.L.C.	Delaware